 As filed with the Securities and Exchange Commission on February 2, 2001
                                                      Registration No. 333-49974

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------

                              AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ----------------
                           TRITON PCS HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

                   Delaware                                      23-2974475
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                      Identification No.)

                               1100 Cassatt Road
                           Berwyn, Pennsylvania 19312
                                 (610) 651-5900
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ----------------
                                 David D. Clark
                           Triton PCS Holdings, Inc.
                          Chief Financial Officer and
                            Executive Vice President
                               1100 Cassatt Road
                           Berwyn, Pennsylvania 19312
                                 (610) 651-5900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                               ----------------
                Please address a copy of all communications to:

               Leonard J. Baxt                                Andrew M. Davies
               John W. McNamara                          Triton PCS Holdings, Inc.
        Dow, Lohnes & Albertson, PLLC                        1100 Cassatt Road
        1200 New Hampshire Avenue, NW                    Berwyn, Pennsylvania 19312
            Washington, D.C. 20036                             (610) 651-5900
                (202) 776-2000

                               ----------------
   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined by market conditions.
                               ----------------
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

                               ----------------

                      CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           Aggregate       Proposed       Proposed
 Title of Each Class of      Amount        Maximum        Maximum       Amount of
    Securities to be         to be      Offering Price   Aggregate     Registration
       Registered          Registered      Per Unit    Offering Price      Fee
------------------------------------------------------------------------------------
Class A common stock,
 par value $0.01 per
 share (2).............       N/A            N/A         $161,229,000        $42,564
Preferred Stock, par
 value $0.01 per share
 (3)...................
Warrants or Rights
 (4)...................
--------------------------------------------------------------------------------
Class A common stock,
 par value $0.01 per
 share, offered by the
 selling stockholders..    3,400,000         (5)          138,771,000         36,636
--------------------------------------------------------------------------------
  Total................                                  $300,000,000     $79,200(6)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) United States dollars or the equivalent thereof in one or more foreign currencies, foreign currency units or composite currencies estimated in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Pursuant to Rule 457(o), which permits the registration fee to be calculated on the basis of the maximum offering price of all the securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(2) An indeterminate number of shares of Class A common stock, par value $0.01 per share, are covered by this Registration Statement. Class A common stock may be issued (a) separately, (b) upon the conversion of the shares of the preferred stock which are registered hereby or (c) upon the exercise of warrants to purchase shares of Class A common stock. Shares of Class A common stock issued upon conversion of the preferred stock will be issued without the payment of additional consideration.

(3) An indeterminate number of shares of preferred stock, par value $0.01 per share, are covered by this Registration Statement. Shares of preferred stock may be issued (a) separately or (b) upon exercise of warrants or rights to purchase shares of preferred stock which are registered hereby.

(4) An indeterminate number of warrants or other rights, each representing the right to purchase an indeterminate number of securities registered hereby are covered by this Registration Statement.

(5) Based on the average of the high and low sales price of the Class A common stock on January 30, 2001 on the Nasdaq National Market.

(6) The registration fee of $79,200 was paid on November 15, 2000.

                               ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the Securities and Exchange + +Commission declares our registration statement effective. This preliminary + +prospectus is not an offer to sell these securities and is not soliciting an + +offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 2, 2001

PROSPECTUS

                           TRITON PCS HOLDINGS, INC.

  This prospectus is part of a shelf registration statement which Triton has filed with the Securities and Exchange Commission. Under the shelf registration statement, Triton may offer shares of Class A common stock, shares of preferred stock, and warrants or other rights to purchase shares of capital stock in one or more offerings up to a total dollar amount of $160,000,000. In addition, up to 3,400,000 shares of Class A common stock may be offered by certain selling stockholders.

  Under the shelf registration process, we and the selling stockholders may sell the securities from time to time in one or more separate offerings, in amounts, at prices and on terms to be determined at the time of sale.

  Our Class A common stock is listed on the Nasdaq National Market under the symbol "TPCS".

  In addition to Class A common stock, we also have shares of Class B non-voting common stock issued and outstanding. The rights of holders of Class A common stock and Class B non-voting common stock differ with respect to some aspects of convertibility and voting. We will not offer or sell any shares of Class B non-voting common stock under this prospectus.

  This prospectus provides a general description of the securities that we may offer. Each time we sell a particular series of preferred stock, shares of Class A common stock or warrants or other rights, we will provide a prospectus supplement which will contain the specific terms of the securities being offered at that time.

  The prospectus supplement may add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement in conjunction with the additional information described under the headings "Where You Can Find More Information" and "Information Incorporated by Reference."

                                  -----------

  Investing in the securities involves risks. See "Risk Factors" beginning on page 3.

                                  -----------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

  The securities may be sold directly by us or, in the case of the Class A common stock, may be sold by the selling stockholders, to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts.

                                  -----------

                The date of this Prospectus is           , 2001.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
PROSPECTUS SUMMARY.......................................................   1
RISK FACTORS.............................................................   3
USE OF PROCEEDS..........................................................  13
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
 DIVIDENDS...............................................................  13
DESCRIPTION OF CAPITAL STOCK.............................................  14
DESCRIPTION OF WARRANTS AND OTHER RIGHTS.................................  19
SELLING STOCKHOLDERS.....................................................  20
PLAN OF DISTRIBUTION.....................................................  22
LEGAL MATTERS............................................................  23
EXPERTS..................................................................  23
WHERE YOU CAN FIND MORE INFORMATION......................................  23
INFORMATION INCORPORATED BY REFERENCE....................................  23

   You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are offering these securities only in states where the offer is permitted. You should not assume that the information in this prospectus or any prospectus supplement, or information we previously filed with the Securities and Exchange Commission and incorporate here by reference, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

   We are a Delaware corporation. Our principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312, and our telephone number at that address is (610) 651-5900. Our World Wide Web site address is http://www.tritonpcs.com. The information in our web site is not part of this prospectus.

   In this prospectus, "Holdings" refers to Triton PCS Holdings, Inc., "Triton PCS" refers to Triton PCS, Inc., a wholly-owned subsidiary of Holdings, and "Triton," "we," "us" and "our" refer to Holdings and its wholly-owned subsidiaries, unless the context requires otherwise. "AT&T Wireless PCS" refers to AT&T Wireless PCS, LLC, "AT&T Wireless" refers to AT&T Wireless Services, Inc. and "AT&T" refers to AT&T Corp.

                               ----------------

               Special Note Regarding Forward-Looking Statements

   This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Risk Factors" section, as well as any cautionary language in this prospectus and documents incorporated by reference, provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus and in documents incorporated by reference in this prospectus could have a material adverse effect on our business, results of operations, financial position and the value of our securities.

                               PROSPECTUS SUMMARY

   This summary highlights basic information about us. It does not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," as well as the information incorporated by reference into this prospectus.

                                     Triton

   We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 MHz of authorized frequencies covering 11 million potential customers within defined areas of our region in exchange for an equity position in Holdings. Since that time, we have expanded our coverage area to include an additional 2 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless's wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than 27 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless's digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless's and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

                              Recent Developments

   Our network build-out is scheduled for three phases. As of September 30, 2000, we had completed Phase I and Phase II of this build-out and successfully launched personal communications services in all of our 37 markets. As of September 30, 2000, our network in these 37 markets included 1,516 cell sites and seven switches. Since we began offering services in these 37 markets, our subscriber base and the number of minutes generated by non-Triton subscribers roaming onto our network have grown dramatically.

   From our initial launch of personal communications services in January 1999 to December 31, 2000, our subscriber base has grown from 33,844 subscribers to 446,401 subscribers, with 84,811 additional subscribers alone coming in the fourth quarter of 2000. Roaming minutes generated by non-Triton subscribers since January 1999 have increased from approximately 0.7 million minutes per month to approximately 38.0 million minutes per month, with roaming minutes rising from 56.5 million minutes in the fourth quarter of 1999 to 110 million minutes in the fourth quarter of 2000. In addition, our subscriber churn rate decreased to 1.78% in the fourth quarter of 2000 from 1.94% in the third quarter of 2000.

   We have begun the third phase of our network build-out, which focuses on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T Wireless and other carriers use compatible wireless technology. We expect Phase III to be completed by year-end 2001 and to add an additional 584 cell sites to our network. Upon completion of Phase III, our network will include approximately 2,100 cell sites and seven switches and span approximately 18,000 highway miles.

   On September 14, 2000, Triton PCS amended and restated its senior secured credit facility with a group of lenders, increasing aggregate borrowing capacity to $750.0 million. As of November 30, 2000, Triton PCS had drawn $315.0 million under its credit facility.

   On January 19, 2001, Triton PCS completed the private sale of $350.0 million principal amount of 9 3/8% senior subordinated notes due 2011. The notes are guaranteed by all of the subsidiaries of Triton PCS and rank ratably with Triton PCS's outstanding 11% senior subordinated discount notes due 2008.

   We hold a 39% interest in Lafayette Communications Company L. L.C., a small business under FCC Guidelines that participated in the FCC 1900 MHz C and F Block Broadband PCS Auction No. 35, which ended on January 26, 2001. Lafayette Communications was the winning bidder for 13 10 MHz C Block licenses and one 10 MHz F Block license covering a total population of more than 6 million people in our current geographic area in Georgia, North Carolina and Virginia, and its net high bids totaled approximately $170 million. We expect to fund a senior loan to Lafayette Communications to finance acquisitions of these licenses, and any such financing will be secured by the underlying assets of Lafayette Communications. Lafayette Communications guarantees Triton PCS's obligations under its credit facility, and such senior loan will be pledged to the lenders under its credit facility.

   On January 31, 2001, Lafayette Communications entered into a definitive agreement to acquire 10 MHz of spectrum from subsidiaries of Carolina PCS I Limited Partnership. The licenses for this spectrum encompass nine basic trading areas covering all of South Carolina and serving approximately 3.5 million people. We expect to provide acquisition financing to Lafayette Communications, and any such financing will be secured by the underlying assets of Lafayette Communications. The transaction is subject to regulatory approval and certain other closing conditions.

   For other recent developments, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

                                  RISK FACTORS

   An investment in our securities involves a high degree of risk. In addition to the other information in this prospectus and the documents incorporated and deemed to be incorporated herein by reference, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our securities could decline and you might lose all or part of your investment.

We expect to continue to incur operating losses.

   We expect to continue to incur operating losses while we develop and construct our personal communications services network and build our customer base. Now that we have completed Phase I and Phase II of our network build-out, our operating profitability will depend on our ability to:

  . market our services successfully;

  . achieve our projected market penetration;

  . manage customer turnover rates effectively; and

  . price our services competitively.

We may not be able to successfully accomplish these tasks, and if we do not, we may not be able to achieve operating profitability or positive cash flow from operating activities in the future. Personal communications services systems have a limited operating history in the United States, and our operation of these systems in our markets may not become profitable.

If we are not able to complete our personal communications services network, we may not be successful.

   In order for us to complete our personal communications services network and to provide our wireless communications services to customers throughout our licensed area, we must successfully:

  . lease or otherwise obtain rights to a sufficient number of cell and switch sites for the location of our base station equipment;

  . expand our existing customer service, network management and billing systems; and

  . complete the purchase and installation of equipment, build out the physical infrastructure and test the network.

These events may not occur on a timely basis or on the cost basis that we have assumed, or at all. Implementation of the network involves various risks and contingencies, many of which are not within our control and any of which could have a material adverse effect on the implementation of our system should there be delays or other problems.

If AT&T Wireless is not successful as a provider of wireless communications, we may not be successful.

   Our results of operations are highly dependent on our relationship with AT&T Wireless and AT&T, and the success of their wireless strategy. AT&T Wireless is subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus. Because we market our products under the AT&T brand name, our results of operations could be adversely affected if AT&T Wireless's or AT&T's reputation as a wireless provider declines.

We depend on our agreements with AT&T and AT&T Wireless for our success, and we would have difficulty operating without them.

   Our results of operations are dependent upon agreements we have entered into with AT&T and AT&T Wireless in several ways:

  . We market our products using equal emphasis co-branding with AT&T in accordance with a license agreement with AT&T, which we believe provides us with significant marketing advantages. The license agreement has an initial five-year term expiring February 2003 and may be terminated if we fail to comply with any of its material provisions.

  . Most of our roaming revenues have historically been derived from AT&T
    Wireless's wireless customers traveling through our areas. Our roaming agreement with AT&T Wireless provides that the roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, the roaming rate charges are subject to renegotiation by the parties from time to time after February 4, 2005. The roaming agreement has a 20-year term and may be terminated by AT&T Wireless if we breach any of its material provisions.

   In addition, if AT&T Wireless or its affiliates combine with specified entities with over $5 billion in annual revenues from telecommunications activities, that derive less than one-third of their aggregate revenues from the provision of wireless telecommunications and that have personal communications services or cellular licenses that cover at least 25% of the people covered by our licenses, then AT&T Wireless PCS may terminate its exclusivity obligations with us in markets that overlap with markets of those entities. Other providers could then enter into agreements with AT&T Wireless in those markets, exposing us to increased competition, and we could lose access to customers.

   Our results of operations would be adversely affected if any of our agreements with AT&T or AT&T Wireless are terminated.

Our agreements with AT&T Wireless and its affiliates contain stringent development requirements which, if not met, will result in the loss of some of our rights under those agreements.

   The various agreements we have entered into with AT&T Wireless and its affiliates contain requirements regarding the construction of our network, and, in many instances, these requirements are more stringent than those imposed by the FCC. Failure to meet those requirements could result in termination of exclusivity provisions contained in our agreements with AT&T Wireless and its affiliates. We will need to complete the construction of additional phases of our network on a timely basis to meet those requirements. The construction of the remainder of our network involves risks of unanticipated costs and delays.

AT&T Wireless may compete with us, which could cause it to obtain subscribers who otherwise might use our AT&T-licensed services.

   Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T Wireless PCS's request. The resale agreement will allow AT&T Wireless to sell access to, and usage of, our services in our licensed area on a nonexclusive basis and using the AT&T brand. AT&T Wireless may be able to develop its own customer base in our licensed area during the term of the resale agreement.

Our inability to effectively manage our planned rapid growth could adversely affect our operations.

   We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development and difficulties in managing the build-out of our network could have a material adverse effect on our business, results of operations and financial condition.

Our future growth may require additional significant capital, and our substantial indebtedness could impair our ability to fund our capital requirements.

   We will require substantial capital to complete the build-out of our network and continue to market our personal communications services. Actual amounts of the funds we require may vary materially from our estimated capital requirements. We would require additional funds in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. We engage, from time to time, in discussions with AT&T Wireless regarding possible acquisitions of additional personal communications services licenses from them. We may also engage in discussions regarding future acquisitions of cellular licenses within our currently licensed area. Sources of funding for our further financing requirements may include any or all of the following:

  . vendor financing;

  . public offerings or private placements of equity and debt securities;

  . commercial bank loans;

  . additional capital contributions from equity investors; and

  . equipment lease financing.

   Due to our highly leveraged capital structure, additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the indentures governing our 11% senior subordinated discount notes due 2008 and our 9 3/8% senior subordinated notes due 2011, our credit facility and any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements, and could have a material adverse effect on our business.

We have substantial indebtedness, and servicing our indebtedness could reduce funds available to grow our business.

   We are highly leveraged. As of November 30, 2000, we had total consolidated indebtedness of $708.9 million, and after giving effect to our offering of 9 3/8% senior subordinated notes due 2011 on January 19, 2001, our total consolidated indebtedness would be $1.1 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to less leveraged competitors.

   Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Competitors who entered the wireless communications market before we did may be better positioned than we are to attract customers.

   Competitors who entered the wireless communications services market before we did may have a significant time-to-market advantage over us. As a newer entrant in the market, we may have to engage in significant and prolonged discounting to attract customers, which would materially adversely affect our business. We may not be able to compete successfully with competitors who have a significant time-to-market advantage.

We have many competitors in our markets that have substantial coverage areas, which makes it difficult for us to acquire and maintain a strong competitive position.

   We compete in our markets with most of the major cellular and personal communications services companies in the United States. Many of our competitors have substantially greater financial, technological, marketing and sales and distribution resources than we do. Some of our competitors have more extensive coverage within our licensed areas than we provide and also have broader regional coverage. Airtime and monthly access rates may continue to decline due to competition, and we may have to significantly discount our prices over a long period of time to attract customers, which would put downward pressure on our prices and make it more difficult for us to achieve positive cash flow.

Some competitors may have different or better technology than we do and may attract more customers.

   We compete with companies that use other communications technologies, including paging and digital two-way paging, enhanced specialized mobile radio and domestic and global mobile satellite service. We may compete in the future with companies who offer new technologies. These technologies may have advantages over our technology and may attract our customers.

Competitors who offer more services than we do may attract customers.

   Some of our competitors market other services, such as traditional telephone services, cable television access and access to the Internet, together with their wireless communications services, which may make their services more attractive to customers.

   In addition, we expect that in the future, providers of wireless communications services will compete more directly with providers of traditional landline telephone services, energy companies, utility companies and cable operators who expand their services to offer communications services.

We are dependent upon roaming revenue, and its seasonality will subject our revenue and net income to seasonal fluctuations.

   In 1999, approximately 33.2%, and in the nine months ended September 30, 2000, approximately 28.9%, of our revenues were derived from roaming as the result of payments by other wireless providers for use of our network by their customers who had traveled within our coverage area. Most of that revenue was derived from AT&T Wireless's customers. Our coverage area includes a number of resort areas that contribute to our roaming revenue. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and net income.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

We depend on consultants and contractors to build out our network, and if any of them fails to perform its obligation to us, we may not complete the construction of our network on a timely basis.

   We have retained Ericsson Inc. and other consultants and contractors to assist in the design and engineering of our systems, construct cell sites, switch facilities and towers, lease cell sites and deploy our personal communications services network systems. The failure by any of these consultants or contractors to fulfill its contractual obligations could materially delay the construction of our personal communications services network, which could slow our growth and our ability to compete in the wireless communications industry and could materially adversely affect our financial condition and results of operations.

Difficulties in obtaining infrastructure equipment may affect our ability to construct our network, meet our development requirements and compete in the wireless communications industry.

   We have obtained a substantial majority of our network equipment from Ericsson. The equipment that we require to construct our network is in high demand, and Ericsson could have a substantial backlog of orders. Accordingly, the lead time for the delivery of this equipment may be long. Some of our competitors purchase large quantities of communications equipment and may have established relationships with the manufacturers of this equipment, such as Ericsson. Consequently, they may receive priority in the delivery of this equipment. We also purchase a significant amount of handsets from a few providers. Handsets are in high demand, and some providers have had a substantial backlog of orders. If Ericsson or any other vendor fails to deliver equipment to us in a timely manner, we may be unable to provide wireless communications services comparable to those of our competitors. In addition, we may be unable to satisfy the requirements regarding the construction of our network contained in FCC regulations and our agreements with AT&T Wireless and its affiliates. Any of these outcomes could lessen our revenue.

Many personal communications services providers have experienced a high rate of customer turnover which, if it affects us, may reduce our revenues.

   Many providers in the personal communications services industry have experienced a high rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked and dropped calls, handset problems, non-use of phones, change of employment, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could reduce our revenues and have a material adverse effect on our competitive position and results of operations.

We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory changes.

   The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the FAA, regulates tower marking and lighting. Additionally, the FCC has adopted rules to implement provisions of the Telecommunications Act of 1996 that are designed to ensure that personal communications services handsets and other technological equipment are accessible to people with disabilities. We cannot assure you that either the FCC, the FAA or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business.

   Our principal assets are our licenses from the FCC to provide cellular and personal communications services. Our loss of any of those licenses would have a material adverse effect on our business. Our FCC licenses are subject to renewal and revocation. The FCC initially granted AT&T Wireless the personal communications services licenses on June 23, 1995.

Our success depends on our ability to attract and retain qualified personnel.

   A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the personal communications services industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key-man life insurance on any of our executives or other employees.

We will likely incur operating costs due to unauthorized use of our network.

   As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

The technologies that we use may become obsolete, which would limit our ability to compete effectively and may result in increased costs to adopt a new technology.

   If our technologies become obsolete, we may need to purchase and install equipment necessary to allow us to convert to new technologies to compete in the wireless communications marketplace. We have employed digital wireless communications technology using the current time division multiple access/IS-136 standards. Other digital technologies such as code division multiple access and global system for mobile communications may ultimately prove to be more advantageous than time division multiple access. It is anticipated that code division multiple access technology-based personal communications services providers will own licenses covering virtually all of the United States population. In addition, it is possible that a digital transmission technology other than time division multiple access technology (including global system for mobile communications, the prevalent standard in Europe) may gain sufficient acceptance in the United States to adversely affect the resources currently devoted by vendors to improving time division multiple access technology. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures and implement new technology on a timely basis, or at an acceptable cost. If time division multiple access technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our financial condition, results of operations and liquidity. Time division multiple access/IS-136 standards may not always meet or exceed the capabilities and quality of other technologies.

   Although all three standards are digital transmission technologies and share certain basic characteristics that differentiate them from analog transmission technology, they are not compatible or interchangeable with each other. In order to roam in other markets where no personal communications services licensee utilizes the time division multiple access technology standard, our subscribers must utilize tri-mode handsets to use an analog or digital cellular system in such markets. Generally, tri-mode handsets are more expensive than single- or dual-mode handsets. The higher cost of these handsets may impede our ability to attract subscribers or achieve positive cash flow as planned.

   In addition, if AT&T Wireless and its affiliates discontinue the use of time division multiple access digital technology and adopt a new technology, and we do not adopt the new technology, our exclusivity rights will terminate under our agreements with AT&T Wireless and its affiliates. We may not be able to successfully purchase and install the equipment necessary to allow us to convert to a new or different technology or to adopt a new or different technology at an acceptable cost, if at all. In addition, the technologies that we choose to invest in may not lead to successful implementation of our business plan. AT&T Wireless has announced that it will adopt the global system for mobile communications based general packet radio service technology standard for development of advanced services such as high speed transmission of data. To the extent that AT&T Wireless supplements its network with such technology, we may not be able to offer AT&T Wireless's customers all such advanced services unless we also supplement our network with such technology.

If hand-held phones pose health and safety risks, we may be subject to new regulations, and there may be a decrease in demand for our services.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. During the past two years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that time division multiple access and other digital technologies pose health concerns and cause interference with hearing aids and other medical devices. Although the updates impose new restrictive standards on radio frequency emissions from lower power devices such as wireless handsets, all wireless handsets that we offer our customers comply with the proposed standards.

Our use of the SunCom brand name for marketing may link our reputation with another SunCom company and may expose us to litigation.

   We use the SunCom brand name to market our products and services in conjunction with another member of the AT&T Wireless Network, TeleCorp PCS, in order to broaden our marketing exposure and share the costs of advertising. It is possible that our reputation for quality products and services under the SunCom brand name will be associated with the reputation of TeleCorp PCS, and any unfavorable consumer reaction to TeleCorp PCS could harm consumer perception of the SunCom brand name and, in turn, could adversely affect our own reputation.

As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us.

   We are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries. We depend on the cash flows of our subsidiaries to meet our obligations and to pay any potential dividends. The ability of our subsidiaries to distribute funds to us is and will be restricted by the terms of existing and future indebtedness, including our credit facility and indentures, and by applicable state laws that limit the payments of dividends.

Our debt instruments contain restrictive covenants that may limit our operating flexibility.

   The documents governing our indebtedness, including our credit facility the indenture governing our 11% senior subordinated discount notes due 2008 and the indenture governing our 9 3/8% senior subordinated notes due 2011, contain significant covenants that limit our ability to engage in various transactions and, in the case of our credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness.

   These events include:

  . failure to comply with a document's covenants;

  . material inaccuracies of representations and warranties;

  . specified defaults under or acceleration of other indebtedness; and

  . events of bankruptcy or insolvency.

   The limitations imposed by the documents governing our outstanding indebtedness are substantial, and failure to comply with them could have a material adverse effect on our business. We are in full compliance with our debt covenants as of the date of this prospectus.

A limited number of stockholders owns a large amount of our stock; if they decide to vote their shares together in furtherance of their own interests and those interests are different from yours, the result could be that we will take actions that are not in your interest.

   J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan Investment Corporation, Desai Capital Management Incorporated, Toronto Dominion Capital (USA), Inc., First Union Affordable Housing Community Development Corporation and Duff Ackerman Goodrich & Assoc. L.P., our principal institutional investors, in the aggregate, currently control approximately 66% of our total voting power, and Michael Kalogris and Steven Skinner control approximately 9% of our total voting power, in the aggregate. Those stockholders, other than J.P. Morgan Investment Corporation, have agreed that they will vote their shares together to elect two of our directors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee. As a result of their share ownership, these institutional investors and our management, if their interests are aligned or if they decide to vote their shares together, have the ability to control our future operations and strategy. Conflicts of interest between the institutional investors and management stockholders and our public stockholders may arise with respect to sales of shares of Class A common stock owned by the institutional investors and management stockholders or other matters. For example, sales of shares by the institutional investors and management stockholders could result in a change of control under our credit facility, which would constitute an event of default under the credit facility, and under our indentures, which would require us to offer to repurchase our 11% senior subordinated discount notes due 2008 and our 9 3/8% senior subordinated notes due 2011. In addition, the interests of our institutional investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our public stockholders, especially if the consideration to be paid for the Class A common stock is less than the price paid by public stockholders.

   In an investors' agreement, the cash equity investors have agreed that cash equity investors holding 66 2/3% or more of the Class A common stock and Class B non-voting common stock held by the cash equity investors, in the aggregate, who propose to sell their shares of common stock may require the other cash equity investors to also participate in any such sale. As a result, such cash equity investors may have the effective right to sell control of Triton.

Our institutional investors invest in other personal communications services companies, and conflicts of interest may arise from these investments and from other directorships held by our directors that may not be resolved in our favor.

   Our principal institutional investors, or their affiliates, currently have significant investments in personal communications services companies other than Triton. These institutional investors may in the future invest in other entities that compete with us. In addition, several of our directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Triton. Because of these potential conflicts, these directors may be required to disclose periodically financial or business opportunities to us and to the other companies to which they owe fiduciary duties.

We do not intend to pay dividends in the foreseeable future.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate. See "--As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us."

Our stock price is highly volatile.

   The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  . quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other personal communications and telecommunications services companies;

  . announcements of technological innovations or new services by us or our competitors; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . additions or departures of key personnel;

  . future sales of our securities; and

  . stock market price and volume fluctuations.

   Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

   Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  . discourage bids for our securities at a premium over the market price;

  . adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  . impede the ability of the holders of our securities to change our management.

   In addition, our stockholders' agreement, credit facility and indentures for our outstanding public debt contain limitations on our ability to enter into change of control transactions.

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Limitation of Liability and Indemnification Matters

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to Triton or our stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Triton or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of dividends or unlawful stock purchase or redemption by a corporation); or

  . for any transaction from which a director derived an improper personal benefit.

   The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Triton and its stockholders. In addition, we have purchased directors' and officers' liability insurance coverage for our directors and certain of our officers in amounts customary for similarly situated companies. Under the applicable provisions of the Delaware General Corporation Law, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceedings brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Our certificate of incorporation gives us the power to indemnify our officers, directors, employees and agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and certain of our executive officers which generally provide for indemnification of the director or executive officer to the fullest extent provided by law.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to our certificate of incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                USE OF PROCEEDS

   Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us in such prospectus supplement for general corporate purposes, which may include additions to working capital, repayment or redemption of existing indebtedness and financing of capital expenditures and acquisitions. We may borrow additional funds from time to time from public and private sources on both a long-term and short-term basis and may sell commercial paper to fund our future capital and working capital requirements in excess of internally generated funds.

   We will not receive any proceeds from the sale of shares of Class A common stock that may be sold by selling stockholders.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

   The following table sets forth our deficiency of earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing the combination of fixed charges and preferred stock dividends into earnings, as defined. Earnings include income before taxes, plus fixed charges, plus amortization of capitalized interest, less capitalized interest costs. Fixed charges include interest expense, capitalized interest, amortization of debt discount, amortization of capitalized expenses related to debt and one-third of rental expense attributable to the interest factor. On this basis, earnings for the periods shown were not adequate to cover fixed charges and preferred stock dividends; therefore, the amount of the deficiency is shown.

                                                            Nine Months Ended
                                    Year Ended December 31,   September 30,
                                    ----------------------- -----------------
                                     1997   1998     1999     1999     2000
                                    ------ ------- -------- -------- --------
                                                 (in thousands)
Deficiency of earnings to combined
 fixed charges and preferred
 dividends......................... $3,961 $42,998 $170,385 $110,616 $139,518

                          DESCRIPTION OF CAPITAL STOCK

   The following description of Triton's capital stock sets forth general terms and provisions of the particular issuance of capital stock to which any prospectus supplement may relate. The prospectus supplement will describe the particular terms of any sale of capital stock and the extent, if any, to which such general provisions will not apply to such sale. The following description also sets forth selected provisions of Triton's second restated certificate of incorporation and amended and restated bylaws. This description is a summary only and is qualified in its entirety by Triton's certificate of incorporation and bylaws, which are incorporated as exhibits to the registration statement of which this prospectus is a part.

   Our authorized capital stock consists of:

  . 580,000,000 shares of common stock, par value $0.01 per share, including:

   (a) 520,000,000 shares designated Class A common stock; and

   (b) 60,000,000 shares designated Class B non-voting common stock; and

  . 70,000,000 shares of preferred stock, par value $0.01 per share, including:

   (a) 1,000,000 shares designated Series A convertible preferred stock;

   (b) 50,000,000 shares designated Series B preferred stock;

   (c) 3,000,000 shares designated Series C convertible preferred stock; and

   (d) 16,000,000 shares designated Series D convertible preferred stock.

   As of September 30, 2000, there were outstanding: 54,067,172 shares of Class A common stock; 8,210,827 shares of Class B non-voting common stock; 786,253 shares of Series A preferred stock; no shares of Series B preferred stock or Series C preferred stock; and 543,683 shares of Series D preferred stock.

Common Stock

   Class A Common Stock. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock on all matters on which stockholders generally are entitled to vote and to all other rights, powers and privileges of stockholders under Delaware law. Upon the dissolution, liquidation or winding up of Triton, after any preferential amounts to be distributed to the holders of the preferred stock then outstanding have been paid or declared and funds sufficient for payment in full have been set apart for payment, the holders of the Class A common stock and the Class B non-voting common stock will be entitled to receive all the remaining assets of Triton legally available for distribution to its stockholders in proportion to the number of shares of common stock held by them.

   Class B Non-Voting Common Stock. The Class B non-voting common stock is identical in all respects to the Class A common stock, except that holders of shares of Class B non-voting common stock shall not have the right to vote on any matters to be voted on by our stockholders. Shares of Class B non-voting common stock are convertible at the option of the holder at any time on a one-for-one basis into shares of Class A common stock, except that shares of Class B non-voting common stock held by J.P. Morgan Investment Corporation are convertible only upon receipt by Triton of a written opinion of counsel to the effect that J.P. Morgan Investment Corporation should not be considered an affiliate of Triton after giving effect to the conversion. In addition, shares of Class B non-voting common stock transferred by J.P. Morgan Investment Corporation to anyone other than its affiliates, after giving effect to the conversion, convert automatically on a one-for-one basis into shares of Class A common stock.

Preferred Stock

   Subject to the approval of the holders of shares of certain series of preferred stock in specified circumstances, Triton may issue preferred stock with such designations, powers, preferences and other rights and qualifications, limitations and restrictions as Triton's board of directors may authorize, including, but not limited to:

  . the distinctive designation of each series and the number of shares that will constitute the series;

  . the voting rights, if any, of shares of the series;

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares in the series;

  . any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of Triton or the distribution of its assets; and

  . the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

   The table below summarizes the principal terms of our preferred stock:

                       Principal Terms of Preferred Stock

         Terms                Series A          Series B         Series C            Series D
         -----           ------------------- -------------- ------------------- -------------------
Dividends............... Quarterly cash      Same as Series No fixed dividends, Same as Series C
                         dividends at annual A              but participates
                         rate of 10% of the                 with Class A common
                         accreted value of                  stock on an as-
                         Series A, but cash                 converted basis
                         dividend payments
                         may be deferred
                         until June 30, 2008

                         No dividends may be                No dividend or
                         paid on any junior                 distribution may be
                         preferred stock or                 paid on common
                         common stock                       stock unless Series
                         without the consent                C receives a
                         of the Series A                    dividend or
                         holders                            distribution as
                                                            well, payment to be
                                                            based on a formula

Convertibility.......... At the holder's     None           At the holder's     At the holder's
                         option, on or after                option, at any time option, at any time
                         February 4, 2006,                  at a rate of one    at a rate of one
                         each share of                      share of Class A    share of Series C
                         Series A preferred                 common stock for    for each share of
                         stock will convert                 each share of       Series D (subject
                         into a number of                   Series C (subject   to anti-dilution
                         shares of Class A                  to anti-dilution    provisions)
                         common stock equal                 provisions)
                         to $100 plus all
                         unpaid dividends on
                         such Series A
                         preferred share
                         divided by the fair
                         market value of a
                         share of Class A
                         common stock

                       Principal Terms of Preferred Stock

         Terms                Series A          Series B         Series C            Series D
         -----           ------------------- -------------- ------------------- -------------------
                                                                                At the holder's
                                                                                option, at any time
                                                                                at a rate of one
                                                                                share of Class A
                                                                                common stock for
                                                                                each share of
                                                                                Series D (subject
                                                                                to anti-dilution
                                                                                provisions)

                         Holder may elect,                  Holder may elect,   Holder may elect by
                         by written notice,                 by written notice,  written notice, to
                         to receive shares                  to receive shares   receive shares of
                         of Class B non-                    of Class B non-     Class B non-voting
                         voting common stock                voting common stock common stock
                         instead of Class A                 instead of Class A  instead of Class A
                         common stock                       common stock        common stock

Liquidation
  Preference............ $100 per share plus Same as Series $100 per share      $100 per share
                         all accrued but     A              (subject to         (subject to
                         unpaid dividends,                  customary anti-     customary anti-
                         whether or not                     dilution            dilution
                         declared (subject                  provisions), but    provisions), but
                         to customary anti-                 junior to Series A  junior to Series A
                         dilution                           and Series B and    and Series B and
                         provisions)                        junior to Series D  senior to Series C
                                                            with respect to a   with respect to a
                                                            statutory           statutory
                                                            liquidation         liquidation

Voting.................. Limited class       Limited class  Votes with Class A  Limited class
                         voting rights       voting rights  common stock on an  voting rights
                                                            as-converted basis

                         Entitled to                        Additional class
                         nominate one of the                voting rights
                         Class II directors
                         so long as initial
                         holder owns at
                         least two-thirds of
                         the Series A shares
                         it owned on
                         February 4, 1998

Redemption.............. At our option on or At our option  At our option,      Same as Series C
                         after February 4,   at any time    requires prior
                         2008                               affirmative vote or
                                                            written consent of
                                                            all holders of
                                                            outstanding Series
                                                            C shares, all
                                                            holders of
                                                            outstanding Series
                                                            D shares and any
                                                            other holders of
                                                            capital stock as
                                                            required by the
                                                            certificate of
                                                            incorporation

                         At the holder's     Same as Series
                         option on or after  A
                         February 4, 2018

Anti-Takeover Provisions

   Delaware law, our certificate of incorporation, our bylaws and the stockholders' agreement contain provisions that could have the effect of delaying, deterring or preventing the acquisition of control of Triton by means of changes to our governing documents or a proxy contest.

   Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a broad range of business combinations with interested stockholders for a period of three years following the time that person became an interested stockholder, unless any of the following occurs:

  . the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

  . the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes the person an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation and shares held by employee stock ownership plans; or

  . on or after the date the person became an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at a stockholder meeting, excluding shares held by the interested stockholder.

   An interested stockholder is defined as any person that is:

  . the owner of 15% or more of the outstanding voting stock of the corporation; or

  . an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

   Nomination and Election of Directors. Our certificate of incorporation, bylaws and the stockholders' agreement contain provisions which affect the nomination and election of directors to our board. Our board of directors consists of seven directors, and each director serves until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. Our board of directors is divided into three classes of directors. Each class serves a staggered three-year term. As a result, approximately one-third of the board of directors are elected each year. Generally a director will stand for election only once every three years. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though the attempt might be beneficial to us and our stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board from removing a majority of the board for two years. Under our certificate of incorporation, as long as AT&T Wireless PCS owns at least two-thirds of the number of shares of Series A preferred stock that it owned on February 4, 1998, it has the exclusive right, voting separately as a single class, to nominate one of the Class II directors. Each of the stockholders party to the stockholders' agreement, other than J. P. Morgan Investment Corporation, has agreed to vote all its shares of Series C preferred stock or Class A common stock held of record by it to cause the election of two directors selected by the cash equity investors and the election of the nominee selected by AT&T Wireless PCS and their continuation in office. Any amendment to our certificate of incorporation must be approved by the affirmative vote of the holders of shares of Series C preferred stock and Class A common stock representing at least two-thirds of the votes entitled to be cast for the election of directors, voting together as a single class, subject to the separate class vote requirements relating to any class or series of preferred stock. Our bylaws may be amended in the same manner as provided in our certificate of incorporation or, alternatively, by a resolution adopted by a majority of our board of directors at any special or regular meeting of the board or by unanimous written consent, although amendments to the provisions regarding election of directors require the approval of the holders of capital stock entitled to nominate any of our directors.

   Other Provisions. Our certificate of incorporation and bylaws provide, in general, that:

  . the directors in office will fill any vacancy or newly created directorship on the board of directors, with any new director to serve for the remaining term of the class of directors to which he is elected, except that any vacancy that was left by a nominee of a stockholder entitled to nominate such nominee will be filled by a new director selected by such holder; and

  . directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of voting stock cast, at an annual or special meeting or by written consent, except any director nominated by any stockholders having the right to nominate such director may be removed and replaced by such stockholders with or without cause.

   The bylaws also require that stockholders wishing to bring any business, including director nominations, before an annual meeting of stockholders deliver written notice to us not less than 60 days or more than 90 days prior to the date of the annual meeting of stockholders. If, however, less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be delivered to us not later than the close of business on the tenth day following the day on which we publicly announce the date of our annual meeting. The bylaws further require that the notice by the stockholder set forth, among other things:

  . a description of the business to be brought before the meeting, including information with respect to a nominated director;

  . the reasons for conducting the business at the meeting;

  . specific information concerning the stockholder proposing the business and the beneficial owner, if any, on whose behalf the proposal is made;

  . a description of all arrangements and understandings between or among the stockholder delivering the notice and any other person or persons, including any director nominee where applicable, with a material interest in the business to be brought before the meeting; and

  . with respect to notice nominating a director, any other information relating to the director nominee and the nominating stockholder that would be required to be disclosed in a proxy statement or other similar filing with the SEC.

   The foregoing provisions regarding director nomination procedures do not apply to holders of our capital stock who have the right to nominate directors. The provisions of the certificate of incorporation and bylaws relating to removal of directors and advance notice of stockholder proposals may discourage or make more difficult the acquisition of control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging specific types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of us first to negotiate with the board of directors.

Registration Rights

   Under our stockholders' agreement, dated as of October 27, 1999, among Triton, AT&T Wireless PCS, the selling stockholders and certain other stockholders of Triton, the selling stockholders and the other parties thereto are entitled to certain demand and piggyback registration rights on the terms and conditions set forth in the stockholders' agreement.

Transfer Agent

   The transfer agent and registrar for the Class A common stock is Equiserve (BankBoston).

                    DESCRIPTION OF WARRANTS AND OTHER RIGHTS

   We may issue warrants and other rights to purchase our securities, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing. Warrants or rights may be issued independently or together with any securities and may be attached to or separate from such securities. Each series of warrants or rights will be issued under a separate warrant or rights agreement to be entered into between us and a warrant or rights agent. The following description sets forth certain general terms and provisions of the warrants and rights offered hereby. Further terms of the warrants and rights and the applicable warrant or rights agreement will be set forth in the applicable prospectus supplement.

   The applicable prospectus supplement will describe the following terms of any warrants or rights in respect of which this prospectus is being delivered:

  . the title of such warrants or rights;

  . the aggregate number of such warrants or rights;

  . the price or prices at which such warrants or rights will be issued;

  . the currency or currencies, including composite currencies, in which the price of such warrants or rights may be payable;

  . the securities or other securities or rights of ours, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing purchasable upon exercise of such warrants or rights;

  . the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants or rights may be purchased;

  . the date on which the right to exercise such warrants or rights shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such warrants or rights which may be exercised at any one time;

  . if applicable, the designation and terms of the securities with which such warrants or rights are issued and the number of such warrants or rights issued with each such security;

  . if applicable, the date on and after which such warrants or rights and the related securities will be separately transferable;

  . information with respect to book-entry procedures, if any;

  . if applicable, a discussion of certain United States Federal income tax considerations; and

  . any other terms of such warrants or rights, including terms, procedures and limitations relating to the exchange and exercise of such warrants or rights.

                              SELLING STOCKHOLDERS

   The following table provides information with respect to the beneficial ownership of our Class A common stock as of December 26, 2000 of each selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The persons named in this table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares of Class A common stock outstanding as of the date of this table, December 26, 2000, was 54,096,303.

                                                               Percentage of
                                                               Voting Shares
                            Number of Voting    Number of      Beneficially
                           Shares Beneficially Shares Being        Owned
          Name                    Owned        Offered(11)  Before Offering(12)
          ----             ------------------- ------------ -------------------
Michael E. Kalogris(1)...       3,147,673(9)     184,488            5.82%
Steven R. Skinner(2).....       1,942,906(10)    136,348            3.60%
J.P. Morgan Partners (23A
 SBIC), LLC(3)(4)........      12,270,744        861,130           22.68%
J.P. Morgan Investment
 Corporation(4)(5).......       2,578,772        757,187            4.77%
Desai Capital Management
 Incorporated(6).........      11,902,744        835,305           22.00%
Toronto Dominion Capital
 (U.S.A.), Inc.(7).......       2,975,698        208,827            5.50%
First Union Affordable
 Housing Community
 Development
 Corporation(8)..........       4,079,877        286,315            7.54%
DAG--Triton PCS, L.P.....       1,858,127        130,399            3.43%

--------
(1) Mr. Kalogris is the Chief Executive Officer and Chairman of the Board of Directors of Triton.
(2) Mr. Skinner is the President, Chief Operating Officer and a director of Triton.
(3) An affiliate of J.P. Morgan Partners (23A SBIC), LLC serves as agent and lender under our credit facility. Affiliates of J.P. Morgan Partners (23A
    SBIC), LLC were initial purchasers in our private offering of senior subordinated discount notes in May 1998 and our private offering of senior subordinated notes in January 2001. In addition, Arnold Chavkin, a general partner of an affiliate of J.P. Morgan Partners (23A SBIC), LLC and a vice president of another affiliate of J.P. Morgan Partners (23A SBIC), LLC, is a director of Triton.
(4) J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan Investment Corporation and Sixty Wall Street SBIC Fund, L.P. are subsidiaries of J.P. Morgan Chase & Co., which is the successor of the merger of The Chase Manhattan Corporation and J.P. Morgan & Co. Incorporated completed on December 31, 2000.
(5) The number of shares beneficially owned by J.P. Morgan Investment Corporation includes 122,663 shares of Class A common stock held by Sixty Wall Street SBIC Fund, L.P., an affiliate of J.P. Morgan Investment Corporation. J.P. Morgan Investment Corporation also owns 8,210,827 shares of Class B non-voting common stock. The number of shares being offered by J.P. Morgan Investment Corporation may include shares offered by Sixty Wall Street SBIC Fund. An affiliate of J.P. Morgan Investment Corporation serves as agent and lender under our credit facility. Affiliates of J.P. Morgan Investment Corporation served as underwriters and received underwriter fees in connection with our initial public offering in October 1999. Affiliates of J.P. Morgan Investment Corporation were initial purchasers in our private offering of senior subordinated discount notes in May 1998 and our private offering of senior subordinated notes in January 2001. In addition, John Watkins, a managing director and officer of an affiliate of J.P. Morgan Investment Corporation, is a director of Triton.
(6) The number of shares beneficially owned by Desai Capital Management Incorporated consists of 5,951,372 shares of Class A common stock held by Private Equity Investors III, L.P., and 5,951,372 shares of Class A common stock held by Equity-Linked Investors-II, each an affiliate of Desai Capital Management Incorporated. The number of shares being offered by Desai Capital Management Incorporated will consist of shares offered by Private Equity Investors III, L.P., Equity Linked Investors-II or both. Under our stockholders' agreement, Desai Capital Management Incorporated has the right to designate a representative to attend the meetings of our board of directors as an observer.

(7) An affiliate of Toronto Dominion Capital (U.S.A.), Inc. serves as agent and lender under our credit facility. An affiliate of Toronto Dominion Capital (U.S.A.) was an initial purchaser in our private offering of senior subordinated notes in January 2001.
(8) The number of shares beneficially owned by First Union Affordable Housing Community Development Corporation includes 475,351 shares held by certain affiliates of First Union Affordable Housing Community Development Corporation. The number of shares being offered by First Union Affordable Housing Community Development Corporation may include shares offered by such affiliates. An affiliate of First Union Affordable Housing Community Development Corporation serves as agent and lender under our credit facility. Affiliates of First Union Affordable Housing Community Development Corporation served as underwriters and received underwriter fees in connection with our initial public offering in October 1999. An affiliate of First Union Affordable Housing Community Development Corporation acted as our exclusive financial advisor in connection with the sale of our personal communications towers to American Tower, L.P. in September 1999.
(9) Includes 518,798 shares of Class A common stock held by Mr. Kalogris as trustee under an amended and restated common stock trust agreement for management employees and independent directors, dated June 26, 1998, under which Triton will distribute Class A common stock to management employees and independent directors. 1,282,076 of the 2,628,875 shares of Class A common stock directly held by Mr. Kalogris are subject to forfeiture in accordance with Mr. Kalogris' employment agreement over a five-year period.
(10) 961,557 of the 1,942,906 shares of Class A common stock are subject to forfeiture according to the terms of Mr. Skinner's employment agreement.
(11) Registration of these shares does not necessarily mean that a selling stockholder will sell all or any of these shares.
(12) Because each selling stockholder may sell all or some of the shares registered on its behalf, no estimate can be given as to the amount and percentage of the Class A common stock to be owned by such selling stockholder after completion of the offering.

   Under our stockholders' agreement, certain of our stockholders, including the selling stockholders, have agreed not to transfer any shares of common stock until February 4, 2001. In order for the selling stockholders to sell their shares of Class A common stock prior to February 4, 2001, the stockholders' agreement would either need to be amended or the selling stockholders would need to receive a waiver of these restrictions from the other parties to the stockholders' agreement.

                              PLAN OF DISTRIBUTION

   Triton and any selling stockholder may sell securities to one or more underwriters or dealers for public offering and sale by them, or it may sell the securities to investors directly or through agents. The selling stockholders may also distribute securities through one or more special purpose trusts, which will enter into forward purchase arrangements with selling stockholders and distribute their own securities. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

  . the number of shares of Class A common stock to be sold by each selling stockholder;

  . the name or names of any underwriters;

  . the purchase price of the securities;

  . any underwriting discounts and other items constituting underwriters' compensation;

  . any public offering price and the net proceeds we or the selling stockholders will receive from such sale;

  . any discounts or concessions allowed or reallowed or paid to dealers; and

  . any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

   Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

   Triton or any selling stockholder may distribute securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. Triton or any selling stockholder may sell securities through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from Triton or the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, Triton and its subsidiaries in the ordinary course of business.

   Any underwriting discounts or other compensation which we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Selling stockholders, underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The maximum discount or commission to be paid to any member of the NASD or any independent broker-dealer for the sale of the shares will not exceed 8%. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with Triton, selling stockholders or both, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

   We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling stockholders, including costs incidental to the offering and sale of the securities to the public, other than commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                                 LEGAL MATTERS

   Dow, Lohnes & Albertson, PLLC, Washington, D.C., will pass upon the validity of the securities offered hereby for Triton, and Kleinbard, Bell & Brecker LLP, Philadelphia, Pennsylvania, will pass upon the validity of the shares of Class A common stock offered by the selling stockholders. Certain members of Dow, Lohnes & Albertson, PLLC and Kleinbard, Bell & Brecker LLP own shares of Holdings' Class A common stock.

                                    EXPERTS

   The consolidated financial statements of Triton PCS Holdings, Inc. incorporated in this prospectus by reference to the Annual Report on Form 10-K of Triton PCS Holdings, Inc. for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The audited financial statements of Vanguard Cellular Systems of South Carolina, Inc., as of December 31, 1996 and 1997 and for the three years in the period ended December 31, 1997, incorporated in this prospectus by reference from Holdings' Current Report on Form 8-K, dated November 9, 2000, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report, which is incorporated herein by reference with respect to those financial statements, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving that report.

                      WHERE YOU CAN FIND MORE INFORMATION

   Triton is subject to the informational requirements of the Securities Exchange Act of 1934 and files reports, proxy statements and other information with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are available over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov. You also may read and copy any document that we file at the Securities and Exchange Commission's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 or obtain copies of such materials by mail. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges, as well as the Public Reference Section's charges for mailing copies of the documents that we have filed.

                     INFORMATION INCORPORATED BY REFERENCE

   Triton files periodic reports with the Securities and Exchange Commission. Securities and Exchange Commission rules permit Triton to incorporate these filings by reference into this prospectus. By incorporating Triton's Securities and Exchange Commission filings by reference, the following documents are made a part of this prospectus:

  . Triton's quarterly reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

  . Triton's annual report on Form 10-K for the year ended December 31, 1999;

  . Triton's amended report on Form 10-K/A for the year ended December 31, 1999;

  . Triton's definitive proxy statement for the 2000 annual meeting of stockholders, dated April 7, 2000;

  . Triton's registration statement on Form 8-A filed on September 23, 1999;

  . Triton's Current Report on Form 8-K, dated November 1, 2000;

  . Triton's Current Report on Form 8-K, dated November 9, 2000; and

  . Triton's Current Report on Form 8-K, dated January 12, 2001.

   All documents which Triton will file with the Securities and Exchange Commission, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Triton's Securities and Exchange Commission file number for Exchange Act documents is 1-15325. Triton will provide without charge, to any person who receives a copy of this prospectus and the accompanying prospectus supplement, upon such recipient's written or oral request, a copy of any document this prospectus incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

                               Daniel E. Hopkins
                     Vice President of Finance & Treasurer
                           Triton PCS Holdings, Inc.
                               1100 Cassatt Road
                           Berwyn, Pennsylvania 19312
                           Telephone: (610) 651-5900

   Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in:

  . the prospectus;

  . the accompanying prospectus supplement; or

  . any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference to, this prospectus;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following are the expenses of issuance and distribution of the securities registered hereunder on Form S-3, other than underwriting discounts and commissions. All amounts except the registration and NASD filing fee are estimated.

   Registration fee................................................... $ 79,200
   NASD filing fee....................................................   30,500
   Legal fees and expenses............................................  250,000
   Accounting fees and expenses.......................................   75,000
   Printing and engraving expenses....................................   75,000
   Miscellaneous......................................................   10,000
                                                                       --------
     Total............................................................ $519,700
                                                                       ========
   All of the above expenses have been or will be paid by Triton.

Item 15. Indemnification of Directors and Officers.

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The second restated certificate of incorporation limits the liability of Triton's directors to Triton or its stockholders to the fullest extent permitted by the Delaware statute. Specifically, the directors of Triton will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Triton or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of dividend or unlawful stock purchase or redemption by a corporation) or (iv) for any transaction from which a director derived an improper personal benefit. The inclusion of this provision in the second restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Triton and its stockholders. Under the applicable provisions of the Delaware General Corporation Law, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceedings brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The second restated certificate of incorporation gives Triton the power to indemnify its officers, directors, employees and agents to the fullest extent permitted by Delaware law, and Triton has entered into indemnification agreements with each director and certain executive officers which generally provide for indemnification of the director or executive officer to the fullest extent provided by law.

Item 16. Exhibits.

   Exhibit
   Number                               Description
   -------                              -----------
    *1.1-- Form of Underwriting Agreement.

     3.1-- Second Restated Certificate of Incorporation of Triton PCS Holdings,
           Inc. (incorporated by reference to Exhibit 3.4 of Triton's
           Registration Statement on Form S-1 (File No. 333-85149)).

     3.2-- Second Amended and Restated Bylaws of Triton PCS Holdings, Inc.
           (incorporated by reference to Exhibit 3.6 of Triton's Registration
           Statement on Form S-1 (File No. 333-85149)).

    *4.1-- Form of warrant agreement.

     4.2-- Indenture, dated as of May 4, 1998, among Triton PCS, Inc., the
           Guarantors party thereto and PNC Bank, National Association
           (incorporated by reference to Exhibit 4.1 to the Form S-4
           Registration Statement of Triton PCS, Inc. and its subsidiaries
           (File No. 333-57715)).

     4.3-- First Supplemental Indenture, dated as of March 30, 1999, to the
           Indenture dated as of May 4, 1998 (incorporated by reference to Exhibit 4.1 to the Form 10-Q of Triton PCS, Inc. and its subsidiaries, for the quarter ended March 31, 1999).

    *4.4-- Second Supplemental Indenture, dated as of December 21, 1999, to the
           Indenture dated as of May 4, 1998.

    *4.5-- Indenture, dated as of January 19, 2001, among Triton PCS, Inc., the
           Guarantors party thereto and The Bank of New York, trustee.

     4.6-- First Amended and Restated Stockholders' Agreement, dated as of
           October 27, 1999, among AT&T Wireless PCS LLC., Triton PCS Holdings,
           Inc., and the cash equity investors and management stockholders party thereto (incorporated by reference to Exhibit 10.47 to Triton's Form 10-Q for the quarter ended September 30, 1999).

     4.7-- Investors Stockholders' Agreement, dated as of February 4, 1998, among CB Capital Investors, L.P., J.P. Morgan Investment
           Corporation, Sixty Wall Street SBIC Fund, L.P., Private Equity
           Investors III, L.P., Equity-Linked Investors-II, Toronto Dominion
           Capital (USA), Inc., First Union Capital Partners, Inc., DAG-Triton
           PCS, L.P., and the stockholders named therein (incorporated by reference to Exhibit 10.10 to the Form S-4 Registration Statement of
           Triton PCS, Inc. and its subsidiaries (File No. 333-57715)).

     4.8-- Amendment No. 1 to Investors Stockholders' Agreement, dated as of
           October 27, 1999, among CB Capital Investors, L.P., J.P. Morgan
           Investment Corporation, Sixty Wall Street SBIC Fund, L.P., Private
           Equity Investors III, L.P., Equity-Linked Investors-II, Toronto
           Dominion Capital (USA), Inc., First Union Capital Partners, Inc.,
           DAG-Triton PCS, L.P., and the stockholders named therein
           (incorporated by reference to Exhibit 10.48 to Triton's Form 10-Q for the quarter ended September 30, 1999).

    *4.9-- Registration Rights Agreement, dated as of January 19, 2001, among
           Triton PCS, Inc., the Guarantors named therein and Chase Securities
           Inc., Morgan Stanley & Co. Incorporated, Lehman Brothers Inc.,
           Merrill Lynch, Pierce, Fenner & Smith Incorporated, ABN AMRO
           Incorporated, Credit Lyonnais Securities (USA) Inc., PNC Capital
           Markets, Inc., First Union Securities, Inc., Scotia Capital Markets
           (USA) Inc., SunTrust Equitable Securities Corporation, TD Securities
           (USA) Inc. and Wasserstein Perella Securities, Inc.

    *5.1-- Opinion of Dow, Lohnes & Albertson, PLLC.

    *5.2-- Opinion of Kleinbard, Bell & Brecker LLP.

   *12.1-- Statement setting forth computation of ratio of earnings to combined fixed charges and preferred stock dividends.

   Exhibit
   Number                               Description
   -------                              -----------
    23.1-- Consent of PricewaterhouseCoopers LLP.

    23.2-- Consent of Arthur Andersen LLP.

   *23.3-- Consent of Dow, Lohnes & Albertson, PLLC (contained in their opinion filed as Exhibit 5.1).

   *23.4-- Consent of Kleinbard, Bell & Brecker LLP (contained in their opinion filed as Exhibit 5.2).

   *24.1-- Powers of Attorney (included on the signature page).

--------
* Previously filed with the Registration Statement.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (a) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

       (b) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

       (c) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

  provided, however, that the undertakings set forth in paragraphs (a) and
  (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of a registrant's annual report pursuant to
  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) If any of the securities are offered at competitive bidding, (a) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters, and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act of 1933, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (b) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use, authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, Triton PCS Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwyn, Commonwealth of Pennsylvania, on February 1, 2001.

                                          TRITON PCS HOLDINGS, INC.

                                                 /s/ Michael E. Kalogris
                                          By:_________________________________
                                                    Michael E. Kalogris
                                                Chief Executive Officer and
                                            Chairman of the Board of Directors

   Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to the registration statement has been signed below by the following persons on behalf of Triton PCS Holdings, Inc. and in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

     /s/ Michael E. Kalogris         Chief Executive Officer and    February 1, 2001
____________________________________  Chairman of the Board of
        Michael E. Kalogris           Directors (Principal
                                      Executive Officer)

                 *                   President, Chief Operating     February 1, 2001
____________________________________  Officer and Director
         Steven R. Skinner

                 *                   Executive Vice President,      February 1, 2001
____________________________________  Chief Financial Officer and
           David D. Clark             Secretary (Principal
                                      Financial Officer)

       /s/ Andrew M. Davies          Vice President and             February 1, 2001
____________________________________  Controller (Principal
          Andrew M. Davies            Accounting Officer)

             Signature                           Title                    Date
             ---------                           -----                    ----
                 *                   Director                       February 1, 2001
____________________________________
         Scott I. Anderson

                 *                   Director                       February 1, 2001
____________________________________
          John D. Beletic

                 *                   Director                       February 1, 2001
____________________________________
         Arnold L. Chavkin

                 *                   Director                       February 1, 2001
____________________________________
          John W. Watkins

                 *                   Director                       February 1, 2001
____________________________________
         William W. Hague


                              * Power of Attorney

   Michael E. Kalogris, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

                                                 /s/ Michael E. Kalogris
                                          By:_________________________________
                                                    Michael E. Kalogris
                                                     Attorney-in-fact